SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   December 6, 2002

COMPASS BANCSHARES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	0-6032	63-0593897
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 South 20th Street, Birmingham, Alabama	35233
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (205) 297-3000

N/A

(Former name or former address, if changed since last report)

Item 9. Regulation FD Disclosure

Compass Bancshares, Inc. (the "Company") has advised participants of the Compass Bancshares, Inc. Employee Stock Ownership Plan (the "Plan") that the Plan will be changing record keepers and the SmartInvestor-401(k) component of the Plan will be changing investment options applicable to employee contributions. As a result of these changes, there will be a "blackout" period from December 20, 2002 through January 14, 2003, during which Plan participants will be unable to direct or diversify investments in their Plan accounts.

The Company has provided its executive officers and members of its Board of Directors with a notification informing them that they must not engage in any transactions in the Company's equity securities during the blackout period. This prohibition is consistent with, but not mandated by, Section 306(a) of the Sarbanes-Oxley Act of 2002, the provisions of which are not effective until January 26, 2003.

A copy of the notification provided to the Company's executive officers and members of its Board of Directors is attached hereto as an Exhibit (99.1). This exhibit is not filed but furnished pursuant to Regulation FD.

Exhibit Index

Exhibit No.	Description of Document
99.1	Notification

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Dated: December 6, 2002

COMPASS BANCSHARES, INC.

By: /s/ Jerry W. Powell
        _____
        Jerry W. Powell
        General Counsel and Secretary